Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2005 Annual Meeting of Stockholders held on September 29, 2005, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Abstained
*Donald R. Dwight	21,354,815	181,227
*Stephen L. Isaacs	21,362,901	173,141
**William L. Koke	1,951,681	18,351
**David L. Meister	1,952,481	17,551

 *Common Stock and Preferred Stock Voting Together As A Single Class
**Preferred Stock Voting As A Separate Class